[redacted]

08031576

...ES
...E COMMISSION
...20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 42833 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A.P. Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Waterview Drive
(No. and Street)

| Centerport | New York | 11721 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George C. Reichle (631) 757-3200
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Caminiti & Cogliati, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

| 350 Motor Parkway, Suite 110, | Hauppauge | New York | 11788 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
APR 21 2008
THOMSON FINANCIAL

SEC Mail Processing Section
APR 14 2008
Washington, DC
101

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, George C. Reichle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.P. Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public 2/19/08

RENU BINDRA
Notary Public, State of New York
No. 01BI6119090 - Suffolk County
Commission Expires Nov. 22, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**A.P. SECURITIES, INC.**

**CONTENTS**

# CAMINITI & COGLIATI, CPAs, LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

350 Motor Parkway · Suite 110 · Hauppauge, NY 11788-5101 · (631) 952-2300 · Fax: (631) 951-9266

VINCENT A. CAMINITI, CPA
ROBERT P. COGLIATI, CPA


**Independent auditors' report**

To the Shareholder of
A.P. Securities, Inc.

We have audited the accompanying statements of financial condition of A.P. Securities, Inc. as of December 31, 2007 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall statements of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of A.P. Securities, Inc., as of December 31, 2007 and 2006 in conformity with accounting principles generally accepted in the United States of America.

Caminiti & Cogliati, CPAs, LLP

Caminiti & Cogliati, CPAs, LLP

Hauppauge, New York
January 25, 2008

## A.P. SECURITIES, INC.
## STATEMENTS OF FINANCIAL CONDITION
## DECEMBER 31, 2007 AND 2006

| | 2007 | 2006 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 20,866 | $ 12,230 |
| Accounts receivable (Note 2) | 10,724 | 11,427 |
| Prepaid expenses | 1,660 | 2,373 |
| **Total current assets** | 33,250 | 26,030 |
| Other assets: | | |
| Investments (Note 3) | 24,745 | 15,395 |
| **Total other assets** | 24,745 | 15,395 |
| **Total assets** | $ 57,995 | $ 41,425 |
| **Liabilities and stockholder's equity** | | |
| Current liabilities: | | |
| Accounts payable and accrued expenses | $ 12,053 | $ 10,570 |
| Payroll taxes payable | 6,597 | 860 |
| Franchise tax payable | 100 | 100 |
| **Total liabilities** | 18,750 | 11,530 |
| Stockholder's equity: | | |
| Common stock, no par value, 4,445 shares authorized; 4,245 shares issued and outstanding | 35,000 | 35,000 |
| Accumulated deficit | (14,600) | (14,600) |
| Accumulated other comprehensive income | 18,845 | 9,495 |
| **Total stockholder's equity** | 39,245 | 29,895 |
| **Total liabilities and stockholder's equity** | $ 57,995 | $ 41,425 |

See accompanying independent auditors' report
and notes to financial statements.

1. **Summary of significant accounting policies**

**Nature of business**

A.P. Securities, Inc. is a corporation organized under the laws of the State of New York on March 20, 1990, doing business as a broker and dealer in securities registered under the Securities Exchange Act of 1934 and as a member of the Financial Industry Regulatory Authority.

**Use of estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**Revenue recognition**

Securities transactions and the related revenues and expenses are recorded on a settlement date basis; revenues and expenses would not be materially different if reported on a trade date basis.

**Cash equivalents**

For purposes of the statements of financial condition and statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

**Concentration of credit risk**

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and accounts receivable. The Company maintains its cash balances in bank checking accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant credit risk on cash balances.

1. **Summary of significant accounting policies (continued)**

**Fair value of financial instruments**

The carrying amounts of financial instruments, including cash, accounts receivable, investments and accounts payable, approximate their fair values.

**Accounts receivable**

The Company considers accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts has been established. If amounts become doubtful as to collections, an allowance will be established at that time.

**Income taxes**

The Company elected "small business corporation" (S Corporation) status for federal and state tax purposes. An S Corporation is in effect a conduit for its consenting stockholder; therefore all items of income, deduction and tax credit flow through to the stockholder and are not taxed at the corporate level, but at the stockholder level.

**Advertising**

The Company's policy is to expense advertising costs as the costs are incurred.

2. **Accounts receivable**

Accounts receivable of $10,724 for 2007 and $11,427 for 2006, were all current and are comprised of commissions due on the sale of mutual funds and fee income.

The Company's policy is to write-off doubtful accounts receivable in the year deemed uncollectible. In the opinion of management, no allowance for doubtful accounts is required.

## 3. Investments

During the calendar year 2000, the Company acquired, for $5,900, 500 shares of common stock in The Nasdaq Stock Market, Inc. ("Nasdaq"). Marketable securities considered available for sale are recorded in the financial statements at fair market value, in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. The corresponding unrealized gain or loss in the fair market value in relation to cost is accounted for as a separate item in the stockholders' equity section of the balance sheet, accumulated other comprehensive income. Realized gains and losses on the sale of marketable securities are based on original cost, and are included in earnings

The following is the market value, original cost, and unrealized gain on marketable securities available for sale as of December 31, 2007:

| | |
|---|---|
| Market value | $ 24,745 |
| Cost | (5,900) |
| Unrealized gain | $ 18,845 |

## 4. Pension plan

The Company has set up a profit sharing plan during the year 2007, which covers all employees who meet the plan's eligibility requirements. Pension expense for the year ended December 31, 2007 was $2,010.

## 5. Net capital

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" as defined. Under such rule, and the related rules of the Financial Industry Regulatory Authority, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2007 and 2006, the Company had net capital of $31,193 and $21,785, respectively, which was $26,193 and $16,785 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 0.60110 to 1 and 0.52926 to 1 as of December 31, 2007 and 2006, respectively.



END